June 1, 2006

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W., Stop 4-5
Washington, DC 20549

Re: Ness Energy International, Inc. comment letter dated May 30, 2006, received via fax. File No. 0-10301

Dear Mr. Schwall:

I appreciate your comments, and respect the demand the Sabres-Oxley Act has placed on you and your people. I appreciate any and all assistance your team is willing to provide to enhance the overall disclosure in our filings. We are responding to your comments in the order provided:

Form 10-KSB for the Fiscal Year Ended December 31, 2004

General

1.	The Company will be filing all correspondence in electronic format on Edgar as Correspondence as required by Rule 101(a)(1)(iii) of Regulation S-T. On correspondence between myself on the staff.
2.	The Company will be amended the Form 10-KSB for the year ended December 31, 2004, and December 31, 2005, for the comments in the Company’s response letter dated May 5, 2006.

Form 10-KSB Amendment No. 1 for the Fiscal Year Ended December 31, 2005

Explanatory Notice, page 1

The Company will be filing a second amendment, as described in point 2 under General, and the Company will expand the explanation to include all items.

As Ness Energy International, Inc. is a dynamic company, and continues to grow, they continue to improve their reporting systems. We appreciate the comments by the Securities Exchange Commission.

Should you have any questions, comments, or correspondence, please do not hesitate to contact me.

Sincerely,

JF Hoover, CFO
Ness Energy International, Inc.